Exhibit 99.1
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                 Given Imaging Fourth Quarter and Year-End 2004
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                             Conference Call Script
                             ----------------------

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging fourth quarter 2004 conference call. At this time I would like to inform you that all participants are in a "listen only" mode.

Before we begin, I'd like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company's current expectations, and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission; including the company's annual report on form 20-F filed June 17, 2004. The company undertakes no obligations to update any projections or forward-looking statements in the future.

At the request of the company we will open the conference up for questions and answers after the presentation.

I will now turn the call over to Gavriel Meron, president and CEO of Given Imaging. Please go ahead.

Gavriel Meron: - Thank you.

GOOD MORNING EVERYONE AND THANK YOU FOR JOINING US FOR OUR FOURTH QUARTER 2004 CALL. WITH ME TODAY IS ZVI BEN DAVID, OUR CHIEF FINANCIAL OFFICER.

AFTER MY REMARKS REGARDING 2004, ZVI WILL PROVIDE A FINANCIAL UPDATE, I WILL DISCUSS OUR EXPECTATIONS AND GUIDANCE FOR 2005 AND THEN WE'LL TURN THE CALL BACK TO THE MODERATOR FOR QUESTIONS AND ANSWERS.


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First of all I would like to say that this year - 2004 - was a phenomenal year in the development of Given Imaging. We had record sales of $65 million. We had record growth in year to year sales of 60%. We achieved full year profitability for the first time, with net profit of $2.9 million, as well as other significant milestones.

Before we further review our fourth quarter and full year 2004 financial results, I would like to highlight four milestones that occurred during the year that have a significant impact on our fundamentals moving forward into 2005 and beyond.

First, our success in driving a vast expansion of reimbursement for the PillCam small bowel procedures, both in total number of covered lives and in particular in expanded indications, such as suspected Crohn's disease. I will get into the details in a few minutes.

Second, is the launch of our new system platform - the Rapid 3 software and Data Recorder 2 that will provide significant efficiencies to gastroenterologists.

Third, the strategic marketing alliance with J&J's InScope division, of Ethicon Endo-Surgery, for marketing our new PillCam for the esophagus, the PillCam ESO. We have just had a few months to work together and I can tell you that this collaboration is working tremendously well.

And fourth, we received FDA clearance and launched, together with InScope, the PillCam ESO. This is our second product with multi-billion Dollar market potential.

Let me expand on each of these for a few moments.

First, the reimbursement achievements. The total number of lives covered worldwide at the end of 2004, reached 327 million, up 80% from 206 million at the end of 2003. Out of these lives covered, the number of those covered for expanded indications, reached 253 million, up from 48 million at the beginning of the year. This doesn't happen by itself. This huge increase is the result of significant efforts that commenced with the planning and support of clinical trials, presentations at scientific meetings, which lead to peer-reviewed publications. These publications provide the basis of the work that we perform when convincing payers to initiate coverage and expand indications. Those of you who

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have seen my presentations for sure recall that I always show how many papers are presented at the scientific meetings and how many are published in peer-reviewed journals. And I always mention that this is the pipeline that drives reimbursement. So it's great to see how efforts made in previous years come to bear in 2004.

In the United States, the total number of lives covered grew from 148 million at the end of 2003 to 206 million at the end of 2004, and the number of individuals with coverage for expanded indications grew from 24 million at the end of 2003 to 167 million at the end of 2004. The number of lives covered by Medicare has reached close to 40 million, but more significantly the number of lives covered by private insurers, reached 166 million, of which 133 million are covered also for expanded indications. This is another tremendous achievement, as only 21 million privately insured individuals were covered for these indications at the beginning of 2004. A major portion of this growth came from policy decisions made by Blue Cross / Blue Shield, United Healthcare, Aetna and Cigna.

In Europe, the population with reimbursable access to capsule endoscopy grew from 40 million at the end of 2003 to 102 million at the end of 2004, and the number of lives with reimbursement for expanded indications grew from 24 million at the end of 2003 to 87 million at the end of 2004. Most of this increase came from the recent decision of NICE, the National Institute of Clinical Excellence, which is the professional body of the British National Health Service, to make capsule endoscopy available to the general population in the UK. This success is a good example of the persistent and well coordinated effort of our European team. Significant investments are made before revenue picks up. We established support of key opinion leaders, and this enabled us to leverage on our relationships and coordinate their letters to NICE. The clinical data and the references provided by our key opinion leaders in the U.K. successfully convinced NICE to issue their positive guidance for coverage of capsule endoscopy. We expect to see increased sales in the UK as hospitals include budgets for purchase of systems and PillCams, moving forward.

We continue to be very cautious regarding timelines for similar decisions in other major European countries. The process as you can see is very protracted and complex, and varies from country to country. We do hope that our success in the U.K. can be leveraged to achieve similar results in other countries.


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Moving to our second major achievement of this year, the launch of our new system platform - the Rapid 3 software and Data Recorder 2. The Rapid 3 software is a great product. You should hear the feedbacks that we receive from our customers, praising this huge leap from the Rapid 2 version. Besides being a requirement for PillCam ESO, Rapid 3 provides our customers with huge efficiencies. We know how important that is for driving increases in utilization. I just like to comment on the way we work and how this reflects on our results in the future. Our product management people are very close to our customers around the world, and take their inputs back to Israel, to our R&D team, and comments and ideas that we have from the field, our swiftly implemented into unique and patented software and algorithms solutions. These are tested intensively, and then submitted to FDA for clearance and brought to market in record time.

The third major event of this year was the establishment of the strategic marketing alliance with J&J, through the newly created InScope division of Ethicon Endo-Surgery. This alliance is centered on the PillCam ESO, and has more than doubled our sales force in the United States. We expect to see an acceleration of both the penetration of our workstation platform and the growth of the market for PillCam SB and PillCam ESO. Following FDA clearance to market the PillCam ESO, we have received the first milestone payment of $10 million, we are entitled to the next milestone payment of $5M, as we have upgraded 90% of eligible customers in the US to RAPID3 and we expect to receive additional payments adding to $35 million by February 2007 as certain milestones are achieved.

We are very pleased with the amount of effort, resources and focus that InScope is putting behind the launch of this product. At all levels of the alliance -- strategic, operational, sales and marketing -- the two companies are working extremely well together.

The fourth major event of the year, was the November Clearance and launch of PillCam(TM) ESO. PillCam ESO is positioned as a first-line screening tool of patients with chronic reflux symptoms, such as heartburn. To give you a benchmark of the size of this market, there are more than 40 million Americans who suffer from heartburn at least once a week. These patients are at a higher risk for esophageal cancer and should be screened, but today most of them avoid invasive upper endoscopy. This is why we see a multi-billion Dollar opportunity for this product.

I WOULD NOW LIKE TO TURN THE CALL OVER TO ZVI BEN DAVID OUR CHIEF FINANCIAL OFFICER WHO WILL REVIEW OUR FOURTH QUARTER FINANCIALS.


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ZVI BEN-DAVID:  THANK YOU, GABI.

IN Q4, WE ACHIEVED RECORD SALES OF $22.2 MILLION, A 77% INCREASE OVER SALES IN Q4 OF LAST YEAR. 76% OF SALES WERE IN THE US, 24% IN EUROPE AND THE REST OF THE WORLD.

WE SOLD 26,500 PILLCAM SB IN THE QUARTER, 69% HIGHER THAN IN Q4 OF LAST YEAR AND 18% OVER SALES IN Q3.

THE U.S. CONTINUES TO DRIVE OUR GROWTH, WITH APPROXIMATELY 19,000 PILLCAMS SOLD IN THE U.S. THIS QUARTER.

OF THE TOTAL PILLCAM SB SOLD, 24,200 REPRESENT REORDERS AN INCREASE OF 75% OVER Q4 OF 03 AND 15% MORE THAN Q3.

TO DATE, WE'VE SOLD CUMULATIVELY 171,800 PILLCAM SB.

PillCam SB usage in the U.S. was 1.15 per system per week compared to 1.03 in Q4 of 2003, and 1.11 in Q3. Our sales force in 2004 was focused on expanding our installed base, which pulls down the average capsule usage rate, since new users have lower usage rate than the more experienced users. There is clearly a significant opportunity here, to increase capsule utilization and as a result of that. As of the beginning of 2005, we have expanded and re-trained our direct sales force, to focus on driving utilization, developing customer relation and loyalty.

IN TERMS OF REVENUE BREAKDOWN, PILLCAM SB SALES IN Q4 ACCOUNTED FOR 55% OF TOTAL REVENUES. THIS IS LESS THAN THE 71% IN Q3 AND SIMILAR TO 56% IN Q4 OF 03, REFLECTING SEASONALLY HIGHER SYSTEM SALES IN THE FOURTH QUARTER.

THE REMAINING 45% OF SALES ARE DIVIDED AS FOLLOWS:
17% WORKSTATIONS; 17% RECORDING KITS; 9% PILLCAM ESO CAPSULES AND 2% SERVICE. WORLDWIDE, WE SOLD 233 SYSTEMS IN THE QUARTER, MORE THAN THE 185 SYSTEMS SOLD IN Q4 OF 03. 189 WORKSTATIONS, OR 81% OF TOTAL WORKSTATION SALES THIS QUARTER, WERE SOLD IN THE U.S.

THIS BRINGS OUR CUMULATIVE SYSTEM DELIVERIES, WORLDWIDE, TO 2,290. OF THIS TOTAL, 1,332 SYSTEMS ARE INSTALLED IN THE U.S.

SALES OF DATARECORDERS TOTALED 687, WITH 606 OR 88% OF TOTAL RECORDERS SOLD IN THE U.S.


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OUT OF THE 687 RECORDERS SOLD, 18 WERE DR1.0 MODEL, 58 WERE DR1.5 MODEL AND 611
WERE DR2.0 MODEL.

THE DR1.5 MODEL, WERE SOLD TOGETHER WITH 41 BOOSTER DATA RECORDERS.

Gross profit in Q4 reached $15.6 million or 70.4% of sales, compared to $8.8 million or 69.8% in Q4 of last year and compared to 75.1% in Q3.

The reduction in gross margin from 75.1% to 70.4 % was mainly the result of the launch of a promotional campaign in the U.S. for accelerating adoption of the new PillCam ESO and DataRecorder(R) 2.0.

As part of this promotion, we and InScope offered significantly reduced prices on the combined purchase of these two products.

342 DR-2s were sold as part of the promotion kit together with 3,420 PillCam ESO. Additionally, our gross margin was negatively affected by the provision for royalties to the chief scientist on sales of the new PillCam ESO, Rapid 3.0 workstation and the Data recorder 2.0, which were launched this quarter.

Our sales and marketing expenses were significantly higher in this quarter due to the higher sales commissions to our reps for beating their quotas, commissions to InScope on sales of PillCam ESO, the project for upgrading our U.S. base to Rapid 3, and the provision for misappropriation of funds by a former employee of our U.S. subsidiary.

We also had high financial income this quarter, mainly resulting from devaluation of U.S. Dollar against the Euro, and interest received on our cash balance.

We also had a positive tax item this quarter, which I would like to explain. As long as our U.S. subsidiary was not profitable, we did not recognize any deferred tax assets resulting from the cumulative loss.

Now, with its transition to sustained profitability, we have recognized $690,000 of the deferred tax assets that we expect to utilize in offsetting provision for taxes in 2005.


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THE PROFIT FOR Q4 WAS $2.4 MILLION, OR 8 CENTS PER SHARE ON A DILUTED BASIS,
COMPARED TO A LOSS OF 2 CENTS PER SHARE IN Q4 OF 2003.

COLLECTIONS CONTINUED TO BE STRONG AND WE COLLECTED $20.7 MILLION IN Q4. YEAR TO DATE COLLECTIONS TOTALED $63.7 MILLION, RELATIVE TO SALES OF $65 MILLION.

IN ADDITION WE HAVE INVESTED $460 THOUSAND IN FIXED ASSETS, EXPANDING OUR PRODUCTION CAPACITY FOR PILLCAMS AND $106K IN PATENTS.

OUR CASH BALANCE AT THE END OF THE QUARTER WAS $80.9 MILLION, COMPARED TO $25.4M LAST YEAR.

NOW BACK TO YOU GABI.

GAVRIEL MERON:  THANKS ZVI.

I would now like to walk you through our expectations for 2005. But first, let's take a moment to understand what is our entry point to this year.

We enter this year with an installed base of more than 1,300 systems in the U.S., and approximately 2,300 systems worldwide. Our focus in 2005 is to increase capsule utilization. Accordingly, we expanded our U.S. sales force from 30 to 40 reps, and refocused them to spend far more time with their existing accounts in order to change physician's behavior and perform more PillCam procedures.

We enter 2005 with 327 million covered lives and we intend during the year to increase this number and to broaden existing indications. An important target for us is to get PillCam covered as a first-line tool for the diagnosis of Crohn's disease. Researchers at the Department of Health Policy at Thomas Jefferson University have found that employing capsule endoscopy as a first line tool is more cost-effective, from a payer's perspective, than doing it after colonoscopy and barium x-ray. This paper has just been published in the Journal "Disease Management". We intend to leverage on this article to convince payers to accept these conclusions and hopefully revise their policies accordingly.

Another key development we expect for 2005 is receiving regulatory clearance and launching PillCam SB in Japan. Japan is the second largest healthcare market in the world in terms of total spending. As you know, in Japan we have a joint-venture, with two major partners: Marubeni and Suzuken. Suzuken


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is the largest pharmaceutical distributor in Japan, and one of the few with national distribution coverage. We have already completed initial training of their dedicated sales teams and are working together on developing the plans for launch, so we can penetrate this large market as fast as possible following Ministry of Health approval. We also had two managerial changes related to Japan. Mark Colby our VP for Japan and Rest of the World has left the Company for personal reasons and Greg Mullinex has joined as President of Given Imaging Japan. For the last ten years, Greg has been the president for Japan of Karl Storz, a German, privately-held, endoscope company.

I would now like to provide you with guidance for 2005 and for first quarter of 2005.

In 2005, we expect annual revenues to grow to $95 - $105 million representing a 46% - 62% growth over 2004 revenues. These sales include our expanded product line, with PillCam ESO. Obviously forecasting sales of PillCam ESO is somewhat challenging in the first year of sales. This is before receiving a CPT code, which is expected to be issued by the end of 2006, effective January 2007.

As in previous years, our sales are subject to seasonality and the seasonal effect in the third quarter could be more pronounced this year as the portion of recurring revenues of total revenues continues to grow.

The gross margin for 2005 is expected to be in the range of 72% to 75% of revenue, compared to 72.7% in 2004. Two factors impact the change in gross margin: on the one hand, higher capsule production volumes will drive production cost down. That effect will be somewhat offset by the 3% royalty paid to the Office of the Chief Scientist on sales of Given Systems and PillCam ESO. Sales of PillCam SB are not subject to this royalty.

Research and development spending is forecasted to be in the range of $9 million to $11 million, as we increase our investment in our product pipeline. Our focus is on PillCam video capsules for the colon and the stomach, each of them representing another huge market opportunity for our platform technology. We are also continuously investing efforts in improving performance of our existing products, integrating latest technologies and developing new algorithms to drive more efficiencies to benefit our customers. This is one of our core strengths and we will continue to invest in constant improvements and increase patent portfolio accordingly.


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Our selling and marketing expenses are expected to increase as we expanded our
U.S. sales force, and are in the process of building a robust operation in Japan in anticipation of the approval of PillCam SB this year.

In addition, as you know, under the strategic marketing alliance agreement with Ethicon Endo-Surgery, we will pay Ethicon Endo-Surgery's InScope division commissions on sales of PillCam ESO and new systems in the U.S. These commissions will be at the rate of 50% on PillCam ESO and 10% on systems, and will be recorded as marketing expenses. Payment of commissions on sales outside the U.S. are pending agreement to expand the collaboration outside the U.S. which is still under discussions.

We expect our net income to be in the range of $13 million to $16 million for 2005. Fully diluted earnings per share are expected to be in the range of $0.40 to $0.50, based on 32 million outstanding shares.

For the first quarter of 2005 we expect sales between $22 and $24 million and earnings between $0.02 and $0.05 per share.

These expected earnings already reflect the planned increases in expenses in 2005 as I described earlier. They also take into account an increase of InScope sales of PillCam ESO, and the resulting commissions. In addition, we plan to complete in the this quarter the promotional campaign to launch PillCam ESO and DataRecorder 2.0 and also the upgrade of our U.S. installed base to the new Rapid 3 software. These two items, the promotion and upgrade project, that negatively effect profitability this quarter, are expected to be completed this quarter.

As you can see, we are investing resources in order to support the launch by InScope of the PillCam ESO, and writing off the expenses immediately, while the $10M milestone payments received from Ethicon are amortized over the 15 years of the agreement.

MODERATOR, YOU MAY OPEN THE CALL FOR QUESTIONS NOW.

Operator: Thank you ladies and gentlemen. Your question and answer session will be conducted electronically. If you'd like to ask a question, you may do so by pressing the star key followed by the digit one on your touch-tone phone. If on a speakerphone, please disengage your mute function to allow


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your signal to reach our equipment. We'll pause just a moment to assemble a roster. Again ladies and gentlemen, star one.

We will take our first question today from Ed Shenkan at Wells Fargo.

Ed Shenkan:  Zvi and Gabi can you hear me?

Gavriel Meron:  Hi, Ed.

Ed Shenkan: Hi. Congratulations on a great quarter. I'd like to get a little bit more detail on England. You didn't talk about it too much and you had a reimbursement milestone there. Could you tell us a little bit about how you'll build out the sales force in England going forward, how many people you have, what you expect to build that to? What's the reimbursement in England right now for PillCam and what are the ASPs selling the product for, you know, capsules, workstations and recorders?

Gavriel Meron:  Ed?

Ed Shenkan:  Yes.

Gavriel Meron: Hi. I just want to be sure I understood your question. Your question is how many sales people we're rolling out in the U.K.?

Ed Shenkan:  Yes in the U.K. Also reimbursement in the U.K.

Gavriel Meron:  OK.

Ed Shenkan:  If possible docs office and then what you sell for.

Gavriel Meron:  Sure.

Ed Shenkan:  You know.


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Gavriel Meron: The average selling price in the U.K. is the same average selling price as we have around the world because its euro it's slightly higher as you know in dollar value. We do sell in the U.K. through a distributor, so we do not have a direct sales force in the United Kingdom. We have direct sales forces in Germany and in France and in the United States and beyond that we work through distributors.

So we are not ramping up our direct sales force in the U.K. because we are filling through a distributor. The distributor is increasing the number of people that he has in the U.K. and the way reimbursement works in the U.K. is very different to what we have in the United States. In the United States you get paid per procedure. In the U.K. it's an either an approved procedure or not.

If it's not approved you do not do it. The patient is not entitled to the procedure. But if the patient is entitled to the procedure for the patient it is a zero cost procedure but it comes out of the budget of the hospital. So it's a very different state of affairs.

Therefore, that is what I said is that we now - now that NICE has given the green light, hospitals can start budgeting it and including it in their budgets for 2005 buying systems and capsules and utilizing them accordingly. So the ramp up rate in the U.K. of course will be far slower than the ramp up rate that we see when we see reimbursement in the United States.

Ed Shenkan: And why wouldn't you build out a sales force to really, you know, drive it home now that you've got full reimbursement in England?

Gavriel Meron: Yes, because the - we first of all do not sell directly in the U.K. and I think it is too early to contemplate that as this is part of a budget of a hospital and in the U.K. the national health system is in not a very good budgetary situation. The translation of that into actual budgets in the hospitals will take time and it will be a slow process.

It will be a steady growing process, but a slow process, which does not justify us putting in direct resources there at this time. It makes far more sense taking out dollars and increasing our sales force here in the United States where we have excellent reimbursement where that can be translated very quickly into sales margins and profits.


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Ed Shenkan: OK. And the promotion that you had in the quarter with the ESO and the data recorders, can you tell us when that promotion ended or when it will end and what would be the expected impact, you know, in the first quarter of '05 from selling more recorders in conjunction with the ESO packs?

Gavriel Meron: The framework of the promo, as we call it, where the offer to the gastroenterologist is a 10-pack PillCam ESO plus a data recorder, too, bundled together $4,500 is limited and it's not an unlimited offer. It will be completed in Q1 of this year. That's what our expectation is. We saw, I guess, about 40 percent of that in Q4 and the rest of that I expect we will see in Q1.

Ed Shenkan: OK. And when you detail the milestones that you're expecting from J&J, which great to see as a press release you guys, you know, you accomplished another $5 million milestone. You've checked off, you know, $15 million of milestones. Can you tell us about the future milestones and the dates associated with it, please? And I'll get back in queue.

Gavriel Meron: All right. Just to comment on the $5 million milestone. I think - I think of course it's wonderful to achieve a $5 million milestone, but I think what is even more significant is how we achieved it. Since FDA clearance we have already converted 90 percent and upgraded 90 percent of our installed base in the United States to our new RAPID software, so that is phenomenal execution.

The reward is the $5 million, but the execution, I think, is worthy of mentioning, which means that all of those customers are now ready and can use the new software which drives efficiencies and utilization of PillCam small bowel and also allows them to be compatible for PillCam ESO. So this is very significant.

Concerning milestones moving forward, you know that has not been published. We have not published the milestones moving forward, but as they come we will announce that we have achieved them and hopefully you will be happy with those announcements as well.

I'd just like also to point out that the $15 million that we've already earned from the up front payments are amortized over 15 years. So we don't really get the benefit of that in our P&L, in our earnings per share while in these two quarters we've made significant efforts of infrastructure and expenses to enable us to support this deal, which was of course paid out of the cash that we received, but you don't get that effect in the earnings per share.


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Ed Shenkan:  I'll get back in queue.  I know other people are waiting.  Thanks.

Operator:  We'll take our next question from Ittai Kidron at CIBC World Markets.

Ittai Kidron: Hi, guys. Congratulations on a great quarter and great guidance. I have a couple of questions. Gabi, when you look into 2005 with regards to your revenue guidance, could you give us what would you think would be roughly the breakout, of revenue of that between capsules and work stations and when you deal with the capsules what your sense or what you view is the reasonable traction that you expect out of the ESO capsule in 2005.

Gavriel Meron: Yes. We're currently at about 70 percent, 30 percent - 30 percent I would say average for 2004 workstations to the PillCams and the disposables. I would expect that 70 percent to increase maybe to 75 percent, something like that.

Ittai Kidron: OK. And what traction do you expect out of the esophageal capsule?

Gavriel Meron:  Yes, we haven't broken that out.

Ittai Kidron:  OK.

Gavriel Meron:  As you know.

Ittai Kidron: Now with regards to this promotion I'm a little bit curious why are you guys financing this special offer? If I'm not mistaken, the point of the 50 percent commission to J&J was that so they will do - will take upon themselves all the sales and marketing promotions and expenses that are relating with the product. Can you explain to me why are you guys subsidizing from your own pockets this roll out?

Gavriel Meron: Yes. Ittai, that's a very good question and that's not exactly the case. We haven't divulged every piece of every collaboration and coordination that we have with J&J. What I did describe was what the customer sees.


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And the customer sees a promo of $4,500 for a DR2 and a 10-pack of PillCam ESO.
OK? That doesn't mean that that is the terms of the agreement between us and InScope. Since we do see ourselves as partners we've partnered in the cost of this promotion and we've shared that cost.

Ittai Kidron: OK. Very good and last question from me. Could you give us a little bit more color about the use misappropriation of funds, how this happened and what kind of controls have you implemented since this to make sure this doesn't happen again?

Gavriel Meron: Yes. You can understand that a case like this obviously is under inquiry and interrogation and is also part of a police interrogations and we're really limited in divulging exactly who, what and how and so on. Suffice it to say that it happened, it's been interrogated.

It's been segregated and it's being defined and clearly we've reviewed very carefully all of our control functions and come to conclusions about what we need to do differently so that if something like that ever happens again it will be caught immediately.

Ittai Kidron:  Very good.  All right.  Congratulations.  Good luck, guys.

Gavriel Meron:  Thank you.

Operator:  We'll go now to Lee Brown at Merrill Lynch.

Lee Brown:  Hi.  How are you?

Gavriel Meron:  Hi, Lee.

Lee Brown: Take you off speaker there. Sorry about that. Just a few questions on the accounting in terms of the promotion. Could you just provide more color on that? I know that there is - there has been some detail provided on that obviously, but I just want to understand better how the costs are shared and if you could quantify more what the impact was in terms of gross margin.

Gavriel Meron: Yes, unfortunately we can't get exactly into those details. The sale of the PillCam, as you know, is that we announced the 60 percent commission. On the DR2 we had a - we have an


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agreement with J&J, which I cannot divulge, which in some way shares the cost of this product, but it's given away free to the customer. I can't give you more information than that at this time.

Lee Brown: OK. In terms of the three percent royalty, I realize that it's on the
- the new workstations with the RAPID 3.0 and the DR2s, which from my math is about 5.8 million in the quarter. Along with the ESO.

So I'm sorry, I misspoke with the ESOs and the workstations, but what I don't know is how many of the data recorders are associated with that. I'm trying to - trying to back into what the actual royalty amount. So far I have 175K or so, but that doesn't include the DR2 recorders associated with it.

Zvi Ben David: Lee, as we have stated earlier we sold in the quarter 687 DR2s, all of which were subject to chief scientist royalties.

Lee Brown: OK. But the - going back to what the actual realized price was, since it - there's some portion of those 687 that didn't realize the 8.3K ASP, it realized some net amount of that. See, the questions are intimately tied together there.

Zvi Ben David: And continuing what Gabi answered about the arrangement with J&J, what I can comment is that the provision for the chief scientist royalties included in the - in the cost of goods amounts to about $250,000.

Lee Brown: OK. That's very helpful. And then can you just provide some more color on what happened in terms of system sales OUS? I know that US was incredibly strong, but the OUS is really lagging. What's going on there in that business and what should we anticipate going forward?

Gavriel Meron: Yes. The OUS sales and workstations has been actually steady. It hasn't been growing. It's been consistently quite low compared to the U.S. and it's really a function of reimbursement. We do have very good positioning of work stations in France and in Germany where we have direct sales force.

The capability to grow that installed base is very small until reimbursement kicks in. So at the moment our focus has been in those territories that increase utilization of the workstations that exist until


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

reimbursement kicks in. And so I think what you should expect to see in OUS is more of the same until we see reimbursement and significant reimbursement.

As I said, the U.K. reimbursement is something that has already kicked in, but will kick in very slowly. It will not kick in in the same way as the U.S. because it is a budgeted reimbursement and not a per procedure reimbursement. But after we see reimbursements increase, the capability of installing new systems now in the U.K. of course has changed dramatically compared to last year.

Hopefully when we hear other reimbursement announcements in other countries we will be able to see an increase in placement of workstations. But at this point in time without reimbursement, to increase the number of work stations actually will cause a lot of frustration in the market.

And what we need to do is to have increased utilization and this is what we've actually achieved already in Germany and in France. We have been working on that and seeing results in increased total capsule usage in the territory, which is a measure of how many patients are actually benefiting from this product in the country.

Lee Brown: That's super. Just to clarify, perhaps, my comment. I was just expecting a stronger Q4. I mean, obviously in the first nine months you were running at 4 to 44 systems each quarter and you had 44 again OUS in this quarter, but the previous quarter you had hit 71.

So it was down 38 percent in Q4 versus flat in Q3, so even though in absolute system numbers it was steady Q3 to Q4, it did represent a 30 percent decline, so I guess are we looking for even a greater decline like OUS systems being below the 175 run rate established in '04? I'm just trying to understand how much downside in OUS systems there could be.

Gavriel Meron: Now, Lee, what I see is that we've had 44 every quarter, I think, for the last four quarters.

Lee Brown:  That's correct.

Gavriel Meron:  And you said we had a 38 percent drop from last quarter?

Lee Brown: No, no, no. You were flat year over year in Q3 because you did 44 systems in Q3 of '03, but in Q4 of '03 you did 71 systems.

Gavriel Meron:  OK.

Lee Brown:  Down 38 percent.  So...

Gavriel Meron: So, we are running at about 40 systems a quarter and I don't expect to see that group to grow until we see reimbursement kick in.

Lee Brown: OK. Fair enough. And then lastly just with the cash payment, interest in other - I know it probably didn't impact this quarter, but interest in other was much higher than we had been estimating and then obviously went right to the bottom line. Can you give some guidance with respect to that line item going forward?

Zvi Ben David: Well, Lee, the majority of this number is related what we call to unexpected items, which is the currency changes. In this quarter it was almost $600 thousand related to the appreciation of the euro and the Japanese yen relative to the U.S. dollar.

If you would like to have some guidance for the future I suggest that you would look at our cash balance as it is reflected from your cash flow forecast and apply to it the - an interest rate and this will be the only number that we can expect. Of course, the currency changes are not something that we can focus.

Lee Brown: OK. And now that the - and I'm sorry, I promise this is the last question, the tax benefit obviously added two cents to the bottom line this quarter. What sort of benefit do you see going forward now that operations are profitable and you can take a - take a charge against taxes?

Zvi Ben David: Actually this is something that we have to review from now on every quarter moving ahead. As we said, our U.S. subsidiary has moved into profitability and now every quarter we have to again look at the expectations for the profit in the coming quarters in the following year and make the necessary adjustment in order to reflect the money that we withdraw on one hand that we add to the deferred tax asset which represent an income on the income statement. And on the other hand we will have also to provide for taxes of the U.S. subsidiary and the net number, of course, will be only the net number will be reflective on the P&L.

Operator:  We'll take our next question from Wade King at Wells Fargo.

Wade King:  Hi, good morning, gentlemen.  Can you hear me?

Gavriel Meron:  Yes, hi Wade.

Zvi Ben David:  Good morning.

Wade King: Congratulations. Thanks for all the detail. Could you comment first, please, on J&J's plans per sales force additions? They have had 40 reps in the InScope division selling exclusively the ESO and promoting it. Could you talk about given the early success with the ESO sales in the fourth quarter what J&J's plans are for increasing their feet on the street?

Gavriel Meron: Yes. Thanks, Wade, for the question. First of all, I really want to reiterate how pleased we are with the way this partnership is working out. The level of collaboration and coordination at all levels has been quite phenomenal.

We, as you know, have not divulged the number of sales reps that InScope has put in the field. What we have said and I can say again is that we - their sales force is at least double ours and ours is now increased from 30 to 40 and that statement is still correct. So without going into numbers, you can see that your assumption has moved.

Wade King: Yes, so Gabi, that would suggest - once again without going to numbers given - you have increased your sales force from 30 to 40. J&J, based on our information originally had about 40 people in the InScope division once again focused exclusively on ESO. That would suggest that they have already or are in the process of increasing their InScope sales group to 80?

Gavriel Meron: What I said is they have more than double than we have and I'm not saying in the past. I'm saying existing already.

Wade King:  OK.

Gavriel Meron: And trained. I'd like to add to that as well, that you know, we don't have an agreement with Janssen Ortho-McNeil, but Janssen Ortho-McNeil primary care sales reps that promote Acifex, their protein pump inhibitor. They promote this to gastroenterologists.

They've already been trained and are very happy to go to gastroenterologists and also to promote their sister company's new product and get a foot in the door doing that. So there are synergies in this relationship and we're very happy to see that rolling out as well in this quarter.

Wade King: So, Gabi, while the Janssen sales group would not necessarily get a cut of commission, they are incented because it distinguishes, you know, what they offer on their platform versus another company who is just pushing a pharmaceutical. Is that right?

Gavriel Meron: I have no idea what their commission structure is. I know what I pay InScope and I don't pay any more beyond that, if that's the question.

Wade King: OK. Very good. Gabi, could you please address - you know, we hear from time to time concerns out there that limited number of gastroenterologists for investors to talk to that have used the PillCam ESO and can give some real time feedback from the clinical channel on that experience.

We remind people that this is very similar to the way it was in the early days of the introduction of the PillCam small bowel, especially before reimbursement existed on a regular basis. Could you go into your expectations as to what you expect to have in terms of clinical feedback from physicians, you know, in the quarters ahead as relates to ESO experience? Because obviously we and a lot of investors are calling clinicians for that kind of feedback.

Gavriel Meron: Yes. I think that probably the most significant milestone moving forward for you all to have an opportunity to hear clinicians talk about success of PillCam ESO will be ICCE, the International Conference on Capsule Endoscopy. It will be held in Miami in a few weeks' time.

I urge those of you who are interested to come and listen and hear it directly from the convention. And if not, listen to the call. We will be having the call coming out in Miami summarizing the event, and you'll be able to hear it in the summary as well.

So either come to Miami or listen to the call and you have direct contact with clinicians and hear what they're saying, their initial experience with PillCam ESO. I can tell you the initial experience is very, very good.

Wade King: OK. Very good. And my other question relates to your upcoming efforts in Japan. Obviously last year at a trade show, Olympus did some chest-beating over their expectations to have a, you know, product in this market within the next couple of years. We haven't heard much in the way of specific details as relates to Olympus and their capabilities.

They're obviously a Japanese company. So can you talk about, given your own expectations of regulatory clearance in Japan and rollout, is your plan to be rather aggressive in the Japanese market in terms of seeding the market with work stations? What do you and your partner have that you're willing to talk about at this juncture as relates to plans of this market for an early entry, an aggressive entry, et cetera.

Gavriel Meron: Yes, I'm sure that Olympus will be very pleased to hear if I would expound all of my plans what I'm planning to do there, which I'm not going to do, but suffice it to say that we intend to be extremely aggressive in the Japanese market.

Wade King:  OK.  Very good.  Congratulations, gentlemen.

Gavriel Meron:  Thanks.

Zvi Ben David:  Thank you.

Operator:  We'll take our next question from Peter Bye at Smith Barney.

Peter Bye: Hey, guys. Thanks a lot. I appreciate that. Just wondering if you could give a little more color on your exact strategy to increase utilization on the PillCams in '05 beyond just more touches from the sales force. I mean, is it walking through these guys on, you know, reimbursements available, protocol, is it handing out more literature on the studies, on the cost benefit analysis - you know, just a little bit more there.

Gavriel Meron: Yes. That's a great question. You know, this year utilization in the U.S. has gone to 1.15 which is very - it's growth but it's not dramatic in any way. But we have seen, of course, a dramatic increase in the number of work stations.

Peter Bye:  Right.

Gavriel Meron: And this was our focus in 2004. The focus was to get as many installed base work stations out there so that we could have an installed base to leverage on with the new products. The focus of 2005, as of the national sales meeting, we've refocused and retrained our sales force to change their modes of operation from what was a hunting mode, hunting to look for new customers and get more work stations out there, to a harvesting mode, which is to go to the higher potential customers and be their friends, be their consultants, live there and get PillCam usage moving up.

The reason that we expect that to happen as a result of that is because we have done market research and they are seeing patients today in significantly higher numbers than they are doing capsule endoscopy who are eligible for capsule endoscopy, who are reimbursed for PillCam small bowel.

But for some reason, and it's a reason of changing behavior, gastroenterologists are not taking the opportunity and providing this solution for these patients. So we believe that with a focused effort and a refocusing of efforts into that direction, we can actually change behavior, which is critical to get an increase in capsule utilization.

So the market is there. The patients are there. They are seeing the patients. Reimbursement is in place. We need to bridge that and change that into behavior and behavior of usage of PillCams. So by getting an installed base out there that is a significantly increased, you know, we have more 1,300 systems now in the United States.

These 1,300 systems, they are using only one a week on the average. The potential for growth is very significant. If you go to our higher users who are doing five or seven a week, their potential to grow is not as high as the guy who's doing one a week who can grow to five.

Peter Bye:  Sure.

Gavriel Meron: So the more systems we have out there, and that's what we made sure that we have now, the higher potential we have in 2005 and 2006 and beyond to grow capsule usage. In addition to that, as you know with the agreement that we have with InScope, the InScope sales force, we just said before how dramatically that has been increased.

Peter Bye:  Right.

Gavriel Meron: Will be providing our sales people with qualified leads of the new accounts that are interested in doing evaluations and want to buy systems. This is what enables us to stop hunting because we will be reacting to hunted gastroenterologists rather than hunting for gastroenterologists.

So the time of our sales reps can be much better utilized and much more focused to do what I just described and increase work station placements at the same time. So we have increased the number of reps from 30 to 40 in anticipation of being more focused on the customers.

As we increase the workstation base, we will increase the number of territory managers and reallocate the territories so that we will not have too many customers for each territory manager. We really want them to focus on the relationship and changing behavior.

Peter Bye: I mean, that's a good point on the latter one. I mean, it's very different skill set from big game hunting on capital equipment distribution as opposed to looking at mining relationships. Have you done any training on the sales force? Do you think they have the skill set to change that business model which they've operated under for the last couple years?

Gavriel Meron: Peter, that's a great question. You know, we just hired another 10 people so out of the 30 - actually I would say in the last nine months we've had about 20 new people. Almost all of them are from companies that actually were in the harvesting mode.

And so they have actually no problem changing their behavior to what they actually were trained initially, which is to be a consultant to the gastroenterologist, to be his friend and to help change his behavior. The others, don't forget we're not radiology. We're not selling a multi-million...

Peter Bye:  Sure.

Gavriel Meron: ...huge dollar price ticket, which is a very different type of sale. So we were very pleasantly surprised to see that even our early territory managers who have been in this mode for two years, the willingness and the logic of changing the way they will operate has been totally accepted, and they were trained at the national sales meeting that we had in Arizona a couple of weeks ago. And they're all hyped and out there now changing the way they have operated. And they're very happy to do that.

Peter Bye:  OK.  And then compensation has also been restructured as well?

Gavriel Meron:  Of course.

Peter Bye: Right. And on the - just on the gross margin front, on the guidance in '05, I mean, I understand what's going on here in Q4 a little bit, I guess, with the giveaways and whatnot, and into Q1, but when we look out through the year on 72 to 75, you know, the three percent, you know, off of data recorders and ESO, unless you are modeling a completely different ESO number than perhaps we are, obviously, it doesn't seem to have that big an impact, more like, you know, a hundred, maybe 200 basis points on the gross margin as opposed to, you know, what we're looking at more of the 300 level, especially with higher capacity utilization and the like. I mean, can you just expand a little bit on maybe what I'm missing?

Gavriel Meron:  I'm not quite sure what the question is, so if you...

Peter Bye: Well, the gross margins, right? I mean, you know, you're paying - going through '05, it's essentially the impact is the three percent royalty because the promotion ends at the end of Q1. So you get sort of an additional ding in Q1 but after that it really supposedly goes back and normalizes back to maybe historical rates, plus you have a higher capacity utilization. That's offset by just three percent royalty on a portion of your revenue.

Gavriel Meron:  Right.

Peter Bye: Which doesn't seem to be a - you know, you're modeling something that seems to be - or guiding to something that seems to be a bigger impact than it would on the surface unless, you know, you're really out there modeling a very high ESO capsule number as a percent of sales relative to SB, which doesn't seem likely given the reimbursement situation.

Gavriel Meron:  Our range of the gross margin is 72 to 75 percent for 2005.

Peter Bye:  Right.

Gavriel Meron:  OK.  And you'd like to see it higher?

Peter Bye:  Well, you know, PillCams, you say can operate at 80...

Gavriel Meron:  Is that your question?

Peter Bye:  Yes.

Gavriel Meron:  Why isn't it 76 and not 75?

Peter Bye: Well, you said 72 to 75, so the 76 is a, you know, 77 - you hit 75 at a $15 million run rate and, you know, 14.6 and 15.5, you're only playing three percent royalty on what, 30, 35 percent of your revenue max in '05. That doesn't equate out to as big a hit. You should have higher capacity utilization because the margins can approach 80 percent, right?

Gavriel Meron: I think what you should do is take the different products and the different margins of the products and play out different product mix scenarios. And I think we will find that that makes a lot of sense.

Peter Bye:  OK.

Gavriel Meron: Because we cannot predict very well what the product mix is going to be...

Peter Bye:  OK.

Gavriel Meron: ...for obvious reasons, and I said that. The PillCam ESO is a product that has just started to be sold.

Peter Bye:  Yes.

Gavriel Meron: And we have a promo. We've been it get into the market through the promo, and the question will be how fast are the reorders, and obviously InScope, our partners, are taking this extremely seriously with a number of people that they have dedicated only to sell this product.

Peter Bye:  Right.

Gavriel Meron:  So their expectation, of course, is high.

Peter Bye:  Yes.

Gavriel Meron:  And in reality we still have to see what that will be.

Peter Bye:  Yes.

Gavriel Meron: There will be huge differentials in the gross margin results depending on the final mix of sales, and play around with it and you'll see that that makes a lot of sense. It actually it may be even a slightly wider range. So...

Peter Bye:  OK.

Gavriel Meron:  ...it's a question of mix.

Peter Bye: All right. It's fair. And reimbursement for ESO, can you talk about progress on the private side and then also the public side, Medicare, on CPT activity that you'll do - I guess you'll file for it later this year for '07, is that right?

Gavriel Meron: Yes. The signing will be in - the deadline, which I think is in October of this year,

     and...

Peter Bye:  Will that be a CPT code in...

Gavriel Meron: CPT code. This should be approved a year later for implementation as of January 1, 2007. That's the expectation.

Peter Bye:  OK.  And then...

Gavriel Meron: We also expect them, meanwhile, to have the work that is being done by J&J to get (inaudible) reimbursement by different payers to start happening in the similar way that we got that with the PillCam small bowel in the past.

Peter Bye: OK. So is it - I mean, it's always hard to forecast but is it fair to assume that you guys are hoping, I guess, is a better word, that the rate of reimbursement wins approximates the SB wins over the - you know, that first two years?

Gavriel Meron: I don't know exactly how much it will be. There isn't the same level of effort and time spent by gastroenterologists reviewing a PillCam ESO video, which of course is far less time spent than the PillCam small bowel.

Peter Bye:  Right.

Gavriel Meron: I'm not sure that we need to get the same level of reimbursement as we get to the PillCam small bowel. But I think we are in good hands, that J&J probably has the best reimbursement team in the business. And they're working on that, and we'll let them do their stuff and hopefully we'll be able to report good news moving forward. I think we're going to have to cut this off now.

Peter Bye:  Sure.  No problem.

Gavriel Meron:  But thanks, Peter.

Operator: Ladies and gentlemen, due to time constraints we will take our final question today from Michael Freedman at RBC Dain Rauscher.

Gavriel Meron:  Yes, Michael?

Operator: Gentlemen, I do apologize. He did disconnect when I transferred him in.

Gavriel Meron:  OK.

Operator: So this will conclude our question and answer session. Gentlemen, I'll turn it back to you for closing remarks.

Gavriel Meron: OK. Thank you. If we look at Given Imaging in perspective - where we are today, compared to where we were a year ago - we have become a totally different company. We have two FDA cleared products, each with a multi-billion Dollar market potential; we have 2,300 workstations installed around the world, we have significant reimbursement, we have a strategic alliance with Johnson and Johnson, we are profitable and we have more than $80 million cash.

Looking ahead to next year, our main objective is to continue the penetration of the PillCam small bowel and ESO in the U.S. and internationally.

An important event for us in this quarter will be the ICCE, the International Conference of Capsule Endoscopy, to be held March 5-8 in Miami. This is the primary annual event for capsule endoscopy, and we expect more than 300 participants, including many key opinion leaders. This event fosters a great exchange of opinions, and brings together clinicians from all around the world who share their clinical data and experience in capsule endoscopy. We will report to you from there the highlights of this event.


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

Operator: Ladies and gentlemen, thank you for your participation. This does conclude our conference and you may now disconnect.

                                       END


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